FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.h

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


03029958

Our Ref.: S/7911/94 LTO/kk

2 SEP 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 1st September, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

Do 9/11

File No.82-4177

South China Morning Post 2/9/2003



華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The directors of China Resources Enterprise, Limited announced that the Company's subsidiary, CR Breweries, entered into an acquisition agreement on 1st September, 2003 for the acquisition of a 30 per cent. equity interest in each of the Target Companies currently controlled by CR Breweries, for a consideration of RMB195,000,000 (equivalent to approximately HK$183,787,500).

As each of the Vendors is a substantial shareholder of the respective Target Companies, which are in turn subsidiaries of the Company, each of such Vendors is a connected person (as defined in the Listing Rules) of the Company.

THE AGREEMENT DATED 1ST SEPTEMBER, 2003

Vendors:

(a) 武漢東西湖啤酒(集團)股份有限公司東啤廠 (*Wuhan Dong Xi Hu Pi Jiu (Ji Tuan) Gu Fen You Xian Gong Si* Dong Pi Chang)

(b) 武漢東西湖啤酒(集團)股份有限公司東啤新廠 (Wuhan Dong Xi Hu Pi Jiu (Ji Tuan) Gu Fen You Xian Gong Xi Dong Pi Xin Chang)

(c) 武漢東西湖啤酒(集團)股份有限公司東啤二廠 (Wuhan Dong Xi Hu Pi Jiu (Ji Tuan) Gu Fen You Xian Gong Si Dong Pi Er Chang)

Purchaser: CR Breweries

Assets to be acquired: the 30 per cent. equity interest in each of (a) 武漢華潤啤酒有限公司 (China Resources (Wuhan) Breweries Company Limited), currently held by 武漢東西湖啤酒(集團)股份有限公司東啤廠 (Wuhan Dong Xi Hu Pi Jiu (Ji Tuan) Gu Fen You Xian Gong Si Dong Pi Chang); (b) 武漢華潤東西湖啤酒有限公司 (China Resources (Wuhan) Dongxihu Breweries Company Limited) currently held by 武漢東西湖啤酒(集團)股份有限公司東啤新廠 (Wuhan Dong Xi Hu Pi Jiu (Ji Tuan) Gu Fen You Xian Gong Xi Dong Pi Xin Chang); and (c) 武漢華潤行吟閣啤酒有限公司 (China Resources (Wuhan) Xing Yin Ge Breweries Company Limited) currently held by 武漢東西湖啤酒(集團)股份有限公司東啤二廠 (Wuhan Dong Xi Hu Pi Jiu (Ji Tuan) Gu Fen You Xian Gong Si Dong Pi Er Chang)

Consideration: RMB195,000,000 (equivalent to approximately HK$183,787,500)

The Acquisition is only conditional upon the receipt of relevant Chinese government approvals. There is no long-stop date by which such approvals have to be obtained as the Directors do not anticipate any difficulty in obtaining such approvals. Upon completion of the Acquisition, all the Target Companies shall become 90 per cent owned subsidiaries of CR Breweries which is in turn a 51 per cent. subsidiary of the Company. The remaining 10 per cent interest in each of the Target Companies will continue to be owned by the respective Vendor. The consideration for the Acquisition amounts to RMB195,000,000 (equivalent to approximately HK$183,787,500), and will be settled in cash funded through internal resources. The consideration is payable in two instalments with the first instalment payable within fifteen (15) business days after such Acquisition has become unconditional upon approval and the second and final instalment payable within fifteen (15) business days of completion of the change in business registration procedures. The consideration for the Acquisition has been arrived at after arm's length negotiations between the Vendors and CR Breweries and is calculated by reference to the unaudited proforma combined net asset value of the Target Companies as at 31st December, 2002. The unaudited proforma combined net asset value of the Target Companies as at 31st December, 2002 (prepared in accordance with PRC accounting standards) are approximately RMB564.39 million (equivalent to approximately HK$531.93 million) and such unaudited proforma combined net asset value as attributable to the respective interests being acquired are, in aggregate, approximately RMB169.32 million (equivalent to approximately HK$159.58 million). The consideration payable for the Acquisition therefore represents approximately 1.15 times of such unaudited proforma combined net asset value.

The unaudited proforma combined net profits before and after taxation and extraordinary items in respect of the two financial years ended 31st December, 2002 of the Target Companies as attributable to the respective interests being acquired are as follows:

	Year ended 31st December, 2002 *(RMB'000)*	2001 *(RMB'000)*
Unaudited proforma combined net profits before taxation and extraordinary items attributable to interests being acquired	**26,770 (equivalent to approximately HK$25.23 million)**	19,857 (equivalent to approximately HK$18.72 million)
Unaudited proforma combined net profits after taxation and extraordinary items attributable to interest being acquired	**22,945 (equivalent to approximately HK$21.63 million)**	16,144 (equivalent to approximately HK$15.22 million)

The directors of the Company (including the independent non-executive directors) consider that the Acquisition is on normal commercial terms entered into in the ordinary course of business and such terms are fair and reasonable as far as the shareholders of the Company are concerned.

REASONS FOR THE ACQUISITIONS

The Target Companies are engaged in the production and sale of beer under the brand names "行吟閣" (Xin Yin Ge), "東啤" (Dong Pi) and "雪花" (Snow) in the Hubei Province of the Chinese Mainland. The respective Target Company became a subsidiary of the Company in March 2002 when the Group acquired a 60 per cent. interest in each of them from the original foreign joint venture partner (an independent third party). The Target Companies form part of the national brewery network of the Group with approximately 29 breweries and an annual production capacity of about 4.1 million kilolitres as of March 2003.

The "行吟閣" (Xin Yin Ge) and "東啤" (Dong Pi) brands are popular brewery brands in the Hubei Province, particularly in the city of Wuhan, where they have a dominant combined market share. On the other hand, the Group is in the process of implementing a national brand program for "雪花" (Snow). Given the performance of these three brewery brands, the directors of the Group believe that it would be beneficial for the Group to further consolidate its interests in the Target Companies. In addition, the Acquisition will further enhance the control of the Group in the management and operations of the Target Companies.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

The Vendors are substantial shareholders (but otherwise not connected to the Company), respectively holding 40 per cent. equity interests in the relevant Target Companies, each of which is in turn a subsidiary of the Company. Accordingly, each Vendor constitutes a connected person of the Company, and the Agreement constitutes a connected transaction of the Company, under the Listing Rules. The value of the Acquisition or the consideration payable under the Agreement, is less than 3 percent of the Group's NTAV as at 31st December, 2002. Pursuant to Rule 14.25(1) of the Listing Rules, details of the Agreement will be disclosed in the next published annual report and the accounts of the Company.

DEFINITIONS

"Acquisition" — The acquisition of the 30 per cent. equity interests in each of the Target Companies as provided under the Agreement

"Agreement" — The acquisition agreement dated 1st September, 2003 as referred to in this announcement

"Company" — China Resources Enterprise, Limited

"CR Breweries" — China Resources Breweries Limited, a 51 per cent. subsidiary of the Company incorporated in the British Virgin Islands, currently the controlling and majority shareholder of each of the Target Companies

"Group" — Company and its subsidiaries

"NTAV" — The unaudited pro forma combined net tangible asset value of the Group as at 31st December, 2002 as disclosed in the Company's circular to shareholders dated 26th June, 2003

"Target Companies" and each a "Target Company" — Each and all of 武漢華潤啤酒有限公司 China Resources (Wuhan) Breweries Company Limited, 武漢華潤東西湖啤酒有限公司 China Resources (Wuhan) Dongxihu Breweries Company Limited and 武漢華潤行吟閣啤酒有限公司 China Resources (Wuhan) Xing Yin Ge Breweries Company Limited

"Vendors" and each a "Vendor" — Each and all of 武漢東西湖啤酒(集團)股份有限公司東啤廠 (Wuhan Dong Xi Hu Pi Jiu (Ji Tuan) Gu Fen You Xian Gong Si Dong Pi Chang), 武漢東西湖啤酒(集團)股份有限公司東啤新廠 (Wuhan Dong Xi Hu Pi Jiu (Ji Tuan) Gu Fen You Xian Gong Xi Dong Pi Xin Chang) and 武漢東西湖啤酒(集團)股份有限公司東啤二廠 (Wuhan Dong Xi Hu Pi Jiu (Ji Tuan) Gu Fen You Xian Gong Si Dong Pi Er Chang)

Amounts denominated in Renminbi have been translated, for the purposes of illustration only, into Hong Kong dollars at the rate of HK$1 = RMB1.061

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 1st September, 2003